J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

November 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duck Creek Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-249954)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Duck Creek Technologies, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 10, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,135 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed on the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Yours very truly, Acting severally on behalf of themselves and the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name: Title:	Ilana Foni Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Nick Pomponi
Name: Title:	Nick Pomponi Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Title:	Michael Liloia Director

[Signature Page to Underwriters’ Acceleration Request]